03 JAN -8 AM 12: 01

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

January 7, 2003

03003141

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Semiannual Report 2002, dated December, 2002 [in English].

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/23

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3469, fax: 81(3)-5166-6292).

Sumitomo Corporation

SEMIANNUAL REPORT 2002

Six-month period ended September 30

Sumitomo Corporation and Consolidated Subsidiaries

Financial Highlights

Six-month periods ended September 30	Millions of Yen 2002	Millions of Yen 2001	Millions of U.S. Dollars 2002
Total Trading Transactions	¥4,568,536	¥4,834,998	$37,143
Gross Trading Profit	237,574	240,901	1,931
Net Income	21,407	20,302	174

	Yen		U.S. Dollars
Amounts Per Share:			
Net Income			
Basic	¥20.12	¥19.08	$0.16
Diluted	19.74	18.69	0.16
Cash Dividends applicable to the period	¥4.00	¥4.00	$0.03

As of	Millions of Yen September 30, 2002	Millions of Yen March 31, 2002	Millions of U.S. Dollars September 30, 2002
Total Assets	¥4,612,998	¥4,852,554	$37,504
Shareholders' Equity	641,428	650,366	5,215

- *Prepared on the basis of accounting principles generally accepted in the United States of America.*
- The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥123=US$1.
- See Condensed Notes to Consolidated Financial Statements.

Caution Concerning Forward-looking Statements

This semiannual report includes "forward-looking statements" so that the investor can better understand a company's future prospects and make informed investment decisions. Since these forward-looking statements are the management's present expectations of future events, they are inherently susceptible to uncertainty and changes in circumstances. Therefore, the reader is advised not to put undue reliance on these statements, and the company is under no obligation — and expressly disclaims any such obligation — to update or alter its forward-looking statements.

Message from the President and CEO



We thank you for your continued confidence and the exceptional support you always give to us.

We have just conducted an interim closing of accounts for the 135th Fiscal Year, and we would like to report on the general condition of the business etc. for the first half (April 1, 2002 through September 30, 2002).

General Condition of the Business

1. Economic Environment

The global economy experienced a gradual recovery in the early part of this year, but the loss of confidence in U.S. corporate accounting practices and uncertainties about the Iraq situation have clouded the outlook since this summer. These concerns, combined with worries about corporate profits, have been causing an ongoing decline in stock prices worldwide.

In the United States, while business investment in plant and equipment has continued to contract, last year's interest rate cuts have produced positive effects on consumer spending and residential investment, with the result that domestic demand has held relatively firm overall and the economy has continued to expand at a moderate pace.

The countries of the European Union (EU) have also experienced a gradual recovery, but in Germany the deteriorating employment situation has caused consumer spending to be slow to pick up, leaving the economy overly dependent on external demand.

Economies in Asia have moved toward recovery; IT-related exports have bounced back, and in countries like South Korea and Thailand domestic demand has also improved. China has enjoyed a continuing expansion thanks to sustained growth in domestic demand and an increase in exports.

Within Japan, increased exports to the United States and Asian countries have brought a recovery in production levels, but the deterioration in corporate profits in fiscal 2001 (the year through March 2002) has resulted in a downturn in plant and equipment investment. This, combined with the decrease in public investment, has caused domestic demand to lag and the deflationary trend to continue. Meanwhile, the Nikkei average of share prices on the Tokyo Stock Exchange has fallen to its lowest level since 1983; the stock market plunge has amplified the sense of uncertainty about the prospects for the economy.

2. Management Review

Step Up Plan

Under the Step Up Plan (medium-term management plan for the period through next March), we have been working to drastically expand our profit base and further strengthen our corporate constitution by strategically allocating our management resources and drawing on the integrated corporate strength

of the entire Sumitomo Corporation Group. There are only a few months left to go before the end of the plan period, but so far we are progressing steadily toward our targets. Meanwhile, in July this year we reorganized our Corporate Group operations from six groups into two groups, one office and one department to achieve enhanced functionality and productivity.

Creating and expanding core businesses

In order to reach our targets under the Step Up Plan, our business units have been devoting energy to creating and expanding core businesses. Here are some examples of the progress that has been made:

(1) Consumer retailing

In April this year we merged the operations of Sumisho Retail Stores, Inc., with those of Asahi Medix Co., Ltd. (which we acquired in 2000) into Sumisho Drugstores, Inc., thereby adding momentum to the development of our drugstore chain. As a result we have expanded our network of outlets in the Tokyo area to 70, consisting primarily of TomoD's stores, which include prescription departments. We have also been actively developing our retail outlets with the aim of expanding our fashion brand business and opened Coach Japan, Inc. flagship store in Tokyo's upscale Ginza district in May this year.

(2) Energy

LNG Japan Corporation, a joint venture with Nissho Iwai Corporation, has achieved steady progress in developing its business, including the conclusion of a contract for the supply of liquefied natural gas (LNG) to China's Fujian Province from a gas field over which it holds a part of the rights. Meanwhile, in the context of rising demand for clean energy sources, in the field of wind power generation we bid successfully to have a newly established subsidiary handle a large-scale wind power generation project for Tohoku Electric Power Co., Inc. In addition, we have taken an equity stake in Acumentrics Corporation, a U.S. company in the business of developing and manufacturing fuel cells to generate electricity by chemically combining hydrogen and oxygen, and we acquired exclusive rights to carry out marketing and sales for it in Japan.

(3) Biotechnology

Summit Pharmaceuticals International Corporation has been developing its drug discovery support services for Japanese pharmaceutical companies, and SC BioSciences Corporation has been working in close liaison with it to promote sales of biotechnology-related equipment and other products and services. Together with these two subsidiaries we set up a biotechnology venture fund last year, and we have been using this to channel investment into promising new firms as part of our ongoing overall drive in this field.

(4) Telecommunications

Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator offering cable television, Internet, and telephone services, has been steadily increasing its base of subscribers, which reached approximately 1.52 million households as of the end of September, up 29% from a year before. This company has launched a pay-per-view online video service using broadband connections, and — in a first for the Japanese cable television industry — introduced a system for automatic monthly payment of the charges for this service from viewers' bank accounts. Meanwhile, Jupiter Programming Co., Ltd., also a multiple system operator, which provides programming for cable TV and satellite broadcasting services, has worked together with J-COM and marketed a variety of programming content, including films and sports programs.

(5) China

In China, with its fast-developing economy, we have launched a parcel-delivery business through a joint venture with a domestic firm Shanghai Dazhong Transportation (Group) Co., Ltd. and Japan's Sagawa Express Co., Ltd. In addition, building on our rich store of experience in other Asian countries, we have begun to develop an industrial park in the city of Wuxi jointly with its municipal government and have been working to build up our logistical network there. Since last year we have dispatched nine company-wide missions to various destinations in China, and we have worked to expand our business ties with private-sector firms playing a significant role in the Chinese economy. Among the fruits of these efforts was our equity investment in TCL Corporation, a company with which we had previously done business in the consumer electronics field. As an additional move to expand our operating base in China, we established Sumitronics Shanghai Co., Ltd. to move ahead with the integrated supply of electronics parts through our Supply Chain Management (SCM)* system. We have also been laying the groundwork for future business in a variety of other fields. In the polyvinyl chloride field, for example, as we envisage a dramatic rise in Chinese demand for high-quality film in the period to come, we have made an equity investment in Sanshui Changfeng Plastics Co., Ltd., a local manufacturing and sales company.

In other areas of business we have worked to exercise our integrated corporate strength and shift toward higher-value-added operations. For example, in the automobile dealership business, where we previously concentrated mainly on the European and Australian markets, we have increased our network of sales outlets in Asia through acquisitions, and we have also established a car sales finance subsidiary in Mexico. We have further strengthened our position in the market for home construction materials by entering into a capital and business tie-up with IG Kogyo Co., Ltd., a top manufacturer of siding that has superior technological capabilities. And we have actively developed our steel sheet processing business in Asia with the acquisition of steel business from Nomura Trading Holdings Co., Ltd., thereby enlarging our network of processing centers to a total of 16 companies.

*The Supply Chain Management (SCM) system is an overall approach aimed at maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through production and sales, based on the application of advanced information technology (IT) and logistics technology (LT).

Compliance

In November 2000, we established a Legal Compliance Committee; in April last year this committee released a manual for use inside the company, and we have kept up our efforts to raise employees' awareness of compliance-related issues. In the first half of the current fiscal year we have devoted further energy to the achievement of full-fledged compliance with legal and regulatory requirements. In particular we focused on the issue of food

safety and labeling with the establishment of a cross-sectional committee encompassing the relevant business units and with the application of controls and consciousness-raising efforts extending also to our subsidiaries.

Copper trading incident

With respect to the copper trading incident, several civil lawsuits are pending against the company outside of Japan. We have been vigorously defending ourselves against these lawsuits aiming at resolving them promptly. We have also been making maximum efforts to recover our own losses, bringing suits for damages against foreign companies that abetted the unauthorized copper trading.

3. Consolidated Operating Results

The Company's consolidated total trading transactions for the first half of fiscal year 2002 amounted to 4,568.5 billion yen, a 5.5% decrease from the same period of the previous fiscal year. This was due to weak demand in the domestic market, continued withdrawal from less profitable businesses, and deconsolidation of certain subsidiaries into associated companies.

Gross trading profit decreased by 1.4% to 237.6 billion yen. By segment, in Materials and Real Estate, sales of condominiums in the Tokyo Metropolitan area showed strong performance. The subsidiaries' foodstuff & fertilizer business and retail business in Consumer Goods & Service improved. Transportation & Construction Systems increased due to the expanding automobile dealership business in Europe. On the other hand, Machinery & Electric was affected by the slowdown of plant project export business, and Media, Electronics & Network decreased due to the deconsolidation of some subsidiaries into associated companies. Chemical, Domestic Regional Business Units and Overseas Subsidiaries also decreased.

Selling, general and administrative expenses increased by 2.5 billion yen from the same period of the previous year, resulting from the increase in pension expense, amortization for software and the expansion of subsidiaries' business. On the other hand, reversal of provision for doubtful receivables increased by 2.2 billion yen mainly due to the collection of certain doubtful receivables.

Although valuation losses of equity investments in information & telecommunication related businesses were recognized, interest expense and gain on sale of property and equipment improved. In addition, equity in earnings of associated companies increased by 3.6 billion yen. As a result, net income for the first half of this fiscal year totaled 21.4 billion yen, an increase of 1.1 billion yen, or a 5.4% increase from the same period of the previous year.

The Board of Directors, meeting on October 31, decided to pay the interim dividend for the first half of fiscal year 2002 at 4 yen per share.

4. Future Economic Prospects and Management Challenges

Economic prospects

If the U.S. economy maintains its gradual expansion, the outlook for the global economy is for the cyclical recovery to continue. But given the Iraq situation and the various other clouds on the horizon, over the short term there is a possibility that the upturn will mark time.

Within Japan, the economy is expected to follow a gradual upward path following the bottoming out of the recession early in the current fiscal year. But considering both the uncertainties on the international scene and the adverse effect of the domestic stock market decline on business performance, along with its possible aggravation of the bad-loan problem and the deflationary trend, there is also a chance that the recovery will be delayed.

Management challenges

Under these conditions, we are now taking our final step toward the target of a consolidated risk-adjusted return* ratio of at least 5% after taxes, which is our quantitative goal under the Step Up Plan. As a longer-range undertaking, we will redouble our efforts to increase our profitability so as to achieve a ratio that covers our shareholders' capital cost of 7.5%. Meanwhile, in the area of compliance, we will appoint "compliance leaders" in each of our business units, regional business units, and major overseas offices and will continue to work to strengthen our compliance in every organizational unit and region; at the same time we will strive to improve the compliance systems of our subsidiaries so as to strengthen our group-wide compliance architecture.

*The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business, as measured by the cash flow it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

With respect to corporate governance, we take the enhancement of management efficiency and soundness and the achievement of transparency to be the fundamental requirements, and with these in mind we intend to consider specific steps, such as the strengthening and functional upgrading of our corporate auditing setup, the appointment of outside advisors, reduction in the number of board members, the introduction of a system of executive officers, and the adoption of age and/or term limits for chairman and president.

Through the measures outlined above, we will work to further develop Sumitomo Corporation into a global leading company and to achieve prosperity and to realize dreams for our shareholders and all our other stakeholders. At the same time we will strive to further increase our corporate value and conduct our activities so as to earn our shareholders' support.

We sincerely request the ongoing support of all our shareholders.

December 2002



Motoyuki Oka
President and CEO

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Income

Six-month periods ended September 30, 2002 and 2001 (Unaudited)

	Millions of Yen 2002	Millions of Yen 2001	Millions of U.S. Dollars 2002
Total trading transactions	¥4,568,536	¥4,834,998	$37,143
Gross trading profit	¥ 237,574	¥ 240,901	$ 1,931
Other income (expenses) :			
Selling, general and administrative expenses	(201,875)	(199,358)	(1,641)
Reversal of provision for doubtful receivables	3,023	806	25
Interest expense, net of interest income	(3,114)	(7,765)	(25)
Dividends	3,449	3,830	28
Gain (loss) on marketable securities and investments, net	(9,037)	12,139	(73)
Gain on sale of property and equipment, net	3,909	831	32
Other, net	2,005	(12,305)	15
Total	(201,640)	(201,822)	(1,639)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	35,934	39,079	292
Income taxes	(15,216)	(16,570)	(124)
Income before Minority interests in earnings of subsidiaries and equity in earnings of associated companies	20,718	22,509	168
Minority interests in earnings of subsidiaries, net (after income tax effect)	(2,947)	(2,270)	(24)
Equity in earnings of associated companies, net (after income tax effect)	3,636	63	30
Net income	¥ 21,407	¥ 20,302	$ 174

	Yen	Yen	U.S. Dollars
Amounts per share			
Net income:			
Basic	¥ 20.12	¥ 19.08	$ 0.16
Diluted	19.74	18.69	0.16
Cash dividends applicable to the period	¥ 4.00	¥ 4.00	$ 0.03

See Condensed Notes to Consolidated Financial Statements.

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

September 30, 2002 (Unaudited) and March 31, 2002

ASSETS

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2002	March 31, 2002	September 30, 2002
Current assets:			
Cash and cash equivalents	¥ 273,386	¥ 276,726	$ 2,223
Time deposits	9,772	7,870	79
Marketable securities	5,131	5,567	42
Receivables—trade			
Notes and loans	251,924	289,416	2,048
Accounts	1,003,417	1,072,464	8,158
Associated companies	169,058	162,454	1,374
Allowance for doubtful receivables	(8,623)	(10,683)	(70)
Inventories	372,955	406,615	3,032
Deferred income taxes	25,493	24,203	207
Advance payments to suppliers	58,959	46,533	479
Other current assets	117,784	133,970	959
Total current assets	2,279,256	2,415,135	18,531
Investments and long-term receivables:			
Investments in and advances to associated companies	297,035	285,418	2,415
Other investments	488,857	583,276	3,974
Long-term receivable	667,108	680,365	5,424
Allowance for doubtful receivables	(76,467)	(83,122)	(622)
Total investments and long-term receivables	1,376,533	1,465,937	11,191
Property and equipment, at cost less accumulated depreciation	754,848	776,346	6,137
Other assets	202,361	195,136	1,645
Total	¥4,612,998	¥4,852,554	$37,504

See Condensed Notes to Consolidated Financial Statements.

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

September 30, 2002 (Unaudited) and March 31, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2002	March 31, 2002	September 30, 2002
Current liabilities:			
Short-term debt	¥ 536,094	¥ 773,829	$ 4,358
Current maturities of long-term debt	426,723	356,527	3,469
Payables-trade			
Notes and acceptances	119,264	166,565	970
Accounts	639,561	672,954	5,200
Associated companies	27,485	25,361	223
Accrued income taxes	13,871	9,840	113
Other accrued expenses	40,037	37,456	326
Advances from customers	61,720	64,831	502
Other current liabilities	89,827	113,254	730
Total current liabilities	1,954,582	2,220,617	15,891
Long-term debt, less current maturities	1,920,529	1,883,581	15,614
Accrued pension and severance liabilities	8,582	8,544	70
Deferred income taxes	7,456	14,561	61
Minority interests	80,421	74,885	653
Shareholders' equity:			
Common stock	169,439	169,439	1,378
Additional paid-in capital	189,548	189,548	1,541
Retained earnings			
Appropriated for legal reserve	17,686	17,686	144
Unappropriated	315,077	297,927	2,561
	332,763	315,613	2,705
Accumulated other comprehensive loss	(49,853)	(23,858)	(405)
Treasury stock, at cost	(469)	(376)	(4)
Total shareholders' equity	641,428	650,366	5,215
Total	¥4,612,998	¥4,852,554	$37,504

See Condensed Notes to Consolidated Financial Statements.

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Shareholders' Equity and Comprehensive Income

Six-month period ended September 30, 2002 (Unaudited) and the year ended March 31, 2002

	Millions of Yen		Millions of U.S. Dollars
	2002	2001	2002
Common Stock:			
Balance, beginning of period	¥169,439	¥169,432	$1,378
Increase	—	7	—
Balance, end of period	169,439	169,439	1,378
Additional paid-in capital:			
Balance, beginning of period	189,548	189,536	1,541
Increase	—	12	—
Balance, end of period	189,548	189,548	1,541
Retained earnings appropriated for legal reserve:			
Balance, beginning of period	17,686	17,235	144
Transfer from unappropriated retained earnings	—	451	—
Balance, end of period	17,686	17,686	144
Unappropriated retained earnings:			
Balance, beginning of period	297,927	261,675	2,422
Net income for the period	21,407	45,216	174
Cash dividends paid	(4,257)	(8,513)	(35)
Transfer to retained earnings appropriated for legal reserve	—	(451)	—
Balance, end of period	315,077	297,927	2,561
Accumulated other comprehensive loss:			
Balance, beginning of period	(23,858)	(14,728)	(194)
Other comprehensive loss, net of tax	(25,995)	(9,130)	(211)
Balance, end of period	(49,853)	(23,858)	(405)
Treasury stock:			
Balance, beginning of period	(376)	(193)	(3)
Purchase of treasury stock	(93)	(183)	(1)
Balance, end of period	(469)	(376)	(4)
Disclosure of comprehensive income (loss):			
Net income for the period	21,407	45,216	174
Other comprehensive income (loss), net of tax:			
Net unrealized holding losses on securities available for sale	(11,740)	(34,162)	(95)
Foreign currency translation adjustments	(14,295)	25,973	(116)
Net unrealized gains and losses on derivatives	40	(941)	0
Comprehensive income (loss)	(4,588)	36,086	(37)

See Condensed Notes to Consolidated Financial Statements.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed Statements of Consolidated Cash Flows

Six-month periods ended September 30, 2002 and 2001 (Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2002	2001	2002
Operating activities:			
Net income	¥ 21,407	¥ 20,302	$ 174
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36,405	32,435	296
Reversal of provision for doubtful receivables	(3,023)	(806)	(25)
Gain (loss) on marketable securities and investments, net	9,037	(12,139)	73
Gain on sale of property and equipment, net	(3,909)	(831)	(32)
Equity in earnings of associated companies, net	(3,636)	(63)	(30)
Changes in operating assets and liabilities:			
Receivables	76,489	111,218	622
Inventories	25,405	6,860	207
Payables	(68,637)	(113,950)	(558)
Other, net	8,357	(8,789)	69
Net cash provided by operating activities	97,895	34,237	796
Investing activities:			
Changes in:			
Property and equipment	(14,997)	(45,207)	(122)
Investments	42,090	(15,316)	342
Loans	(21,258)	49,997	(173)
Time deposits	(3,294)	(3,528)	(26)
Net cash provided by (used in) investing activities	2,541	(14,054)	21
Financing activities:			
Changes in:			
Short-term debt	(229,487)	(42,726)	(1,866)
Long-term debt	133,664	2,572	1,087
Cash dividends paid	(4,257)	(4,257)	(35)
Others	(677)	(524)	(5)
Net cash used in financing activities	(100,757)	(44,935)	(819)
Effect of exchange rate changes on cash and cash equivalents	(3,019)	2,117	(25)
Net decrease in cash and cash equivalents	(3,340)	(22,635)	(27)
Cash and cash equivalents, beginning of period	276,726	251,532	2,250
Cash and cash equivalents, end of period	¥273,386	¥228,897	$2,223

See Condensed Notes to Consolidated Financial Statements.

Sumitomo Corporation and Consolidated Subsidiaries

Segment Information

Six-month periods ended September 30, 2002 and 2001 (Unaudited)

Operating Segments :

2002: Segment	Total trading transactions	Gross trading profit	Net income	Segment assets
			Millions of Yen	As of September 30
Metal Products	¥ 445,454	¥ 18,186	¥ 3,701	¥ 312,124
Transportation & Construction Systems	662,883	42,198	4,404	740,017
Machinery & Electric	686,118	8,716	(2,580)	402,926
Media, Electronics & Network	181,981	18,179	(3,955)	255,533
Chemical	196,753	12,117	1,214	178,381
Mineral Resources & Energy	698,875	14,825	2,052	273,997
Consumer Goods & Service	443,922	43,944	2,916	275,974
Materials & Real Estate	210,499	25,160	3,874	446,340
Financial & Logistics	56,711	7,041	612	165,530
Domestic Regional Business Units, Offices and Branch Offices	677,608	25,073	398	546,678
Overseas Subsidiaries and Branches	554,540	28,553	3,108	472,815
Segment Total	4,815,344	243,992	15,744	4,070,315
Corporate and Eliminations	(246,808)	(6,418)	5,663	542,683
Consolidated	¥4,568,536	¥237,574	¥21,407	¥4,612,998

2001: Segment	Total trading transactions	Gross trading profit	Net income	Segment assets
			Millions of Yen	As of March 31
Metal Products	¥ 461,526	¥ 18,984	¥ 2,485	¥ 314,112
Transportation & Construction Systems	629,565	39,505	3,334	738,215
Machinery & Electric	838,181	13,679	985	421,239
Media, Electronics & Network	249,925	21,820	555	291,370
Chemical	220,621	13,832	1,246	204,780
Mineral Resources & Energy	545,161	15,378	1,350	266,705
Consumer Goods & Service	460,583	40,647	689	277,404
Materials & Real Estate	308,910	19,365	1,805	480,349
Financial & Logistics	53,455	6,791	456	152,510
Domestic Regional Business Units, Offices and Branch Offices	864,274	27,617	2,008	590,681
Overseas Subsidiaries and Branches	541,977	30,349	4,771	477,281
Segment Total	5,174,178	247,967	19,684	4,214,646
Corporate and Eliminations	(339,180)	(7,066)	618	637,908
Consolidated	¥4,834,998	¥240,901	¥20,302	¥4,852,554

2002: Segment	Total trading transactions	Gross trading profit	Net income	Segment assets
			Millions of U.S. Dollars	As of September 30
Metal Products	$ 3,622	$ 148	$ 30	$ 2,538
Transportation & Construction Systems	5,389	343	36	6,016
Machinery & Electric	5,578	71	(21)	3,276
Media, Electronics & Network	1,480	148	(32)	2,077
Chemical	1,600	98	10	1,450
Mineral Resources & Energy	5,682	121	17	2,228
Consumer Goods & Service	3,609	357	24	2,244
Materials & Real Estate	1,711	205	31	3,629
Financial & Logistics	461	57	5	1,346
Domestic Regional Business Units, Offices and Branch Offices	5,509	204	3	4,444
Overseas Subsidiaries and Branches	4,508	232	25	3,844
Segment Total	39,149	1,984	128	33,092
Corporate and Eliminations	(2,006)	(53)	46	4,412
Consolidated	$37,143	$1,931	$174	$37,504

See Condensed Notes to Consolidated Financial Statements.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed Notes to Consolidated Financial Statements

1. The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation have been included. The unaudited consolidated financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in Sumitomo Corporation's Annual Report for the year ended March 31, 2002. The consolidated results of operations and other data for the six month period ended September 30, 2002 are not necessarily indicative of results that may be expected for the entire fiscal year ending March 31, 2003. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted.

2. The U.S. Dollar amounts represents translation of Japanese yen amounts at the rate of ¥123=US$1.

3. Marketable securities and other investments
All debt securities and marketable equity securities are classified as either (1) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (2) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of tax, in the accompanying consolidated balance sheets, or (3) held-to-maturity securities, which are accounted for at amortized cost.

4. Allowance for doubtful receivables
An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.
The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in the loans portfolio based on default probability and loss severity from the Companies' past experience.

5. Accrued pension and severance liabilities
The Companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined in accordance with the provisions of SFAS No.87 "Employers' Accounting for Pensions."

6. Derivative financial instruments
The Companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

7. Business combinations, goodwill and other intangible assets
The Companies use purchase method accounting for all business combinations, based on SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and other intangible assets with an indefinite useful life are no longer amortized but instead are assessed for impairment.

Corporate Information

(As of September 30, 2002)

Date of Establishment:	December 24, 1919	
Paid-in Capital:	¥169,439 million	
Number of Offices:	Overseas (83 countries)	146
	Domestic	30
	Total	176
Number of Consolidated Subsidiaries:	Overseas	360
	Domestic	182
Associated Companies:	Overseas	104
	Domestic	88
	Total	734
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka, Frankfurt	
Business Term ends:	March 31	
Headquarters:	8-11, Harumi, 1-chome, Chuo-ku, Tokyo 104-8610, Japan	
Number of Employees:		4,856
(Total incl. Consolidated Subsidiaries:		31,492)
Homepage Address:	http://www.sumitomocorp.co.jp/english/	

For further information contact:
Investor Relations Dept., Sumitomo Corporation
8-11, Harumi, 1-chome, Chuo-ku, Tokyo 104-8610, Japan
Telephone: 81(3) 5166-3452
Facsimile: 81(3) 5166-6292
E-mail: ir@sumitomocorp.co.jp